Exhibit 99.1

Qudian Inc. Announces Changes to Board of Directors

XIAMEN, China, May 13, 2024/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company, today announced that Mr. David Cui has replaced Mr. Shengwen Rong as a member of the board of directors (the “Board”), audit committee and compensation committee of the Company.

Mr. Shengwen Rong resigned from the Board for personal reasons, effective as of May 11, 2024. Upon recommendation by the nominating and corporate governance committee of the Company, the Board resolved to appoint Mr. David Cui as a director and member of the audit committee and compensation committee to fill the positions vacated by Mr. Shengwen Rong, effective as of May 11, 2024.

Mr. Cui has served as an independent non-executive director of Inkeverse Group Limited (formerly known as Inke Limited), a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 2018, and Yalla Group Limited, the largest Middle East and North Africa (MENA)-based online social networking and gaming company, since September 2020. Mr. Cui has extensive experience in public accounting and financial management. From October 2020 to May 2023, Mr. Cui served as the chief financial officer of Vipshop Holdings Limited. From August 2017 to September 2020, Mr. Cui was the chief financial officer of Huami Corporation (currently known as Zepp Health Corporation). From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company previously listed on the Nasdaq Global Select Market. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

Mr. Min Luo, Chairman and Chief Executive Officer of the Company stated, “We would like to express our gratitude to Mr. Rong for his service as a director and as a member of the audit committee and compensation committee. We wish him the best in his future endeavors. We are also delighted to welcome Mr. Cui to the Board. Mr. Cui’s breadth of experience will be a valuable addition to our Board.”

About Qudian Inc.

Qudian is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers’ demand for e-commerce transactions by leveraging its technology capabilities.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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